

November 18, 2010

Mr. Kevin G. Fitzgerald
Chief Financial Officer
Murphy Oil Corporation
200 Peach Street P.O. Box 7000
El Dorado, AR 71731-7000

> **Re:** **Murphy Oil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Response Letter Dated August 4, 2010**
> **File No. 1-08590**

Dear Mr. Fitzgerald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response number 2. Disclose that information in your filing and expand that information to describe and quantify the resources available to the OSRP and to identify the Qualified Individual and Spill Response Management Provider. If you are a member of the Clean Gulf Associates or Marine Spill Response Corporation, provide comparable information about those entities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Douglas Brown at (202) 551-3265, or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director